UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 28, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

FIRST QUARTERLY REPORT 2011

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2011 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2011 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

Directors who failed to attend the Board meeting are set out as follows:

Name of the	Position held by the	Reason(s) given by the
absent Director	absent Director	absent Director	Name of proxy
Wu Xiaogen	Independent Director	Business trip	Shao Ruiqing

This first quarterly report of the Company is unaudited.

Name of person-in-charge of the Company:	Liu Shaoyong
Name of officer-in-charge of accounting:	Ma Xulun
Name of officer-in-charge of the accounting department
(accounting officer):	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true and complete.

2	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

			Currency: RMB
			Increase/
			decrease as
			at the end of
			the reporting
	As at the		period
	end of the		compared
	reporting	As at the end	with the end
	period	of last year	of last year
			(%)

Total assets (RMB’000)	102,934,264.00	100,810,117.00	2.11
Owners’ equity (or shareholders’ equity) (RMB’000)	16,628,612.00	15,577,109.00	6.75
Net assets per share attributable to the shareholders of parent company (RMB per share)	1.4746	1.3814	6.75

	From the	Increase/
	beginning of	decrease
	the year to	compared
	the end of	with the
	the reporting	same period
	period	last year
(%)

Net cash flow generated from operating activities (RMB’000)	3,526,655.00	7.33
Net cash flow generated from operating activities per share (RMB per share)	0.3127	2.29

			Increase/
			decrease for
		From the	the reporting
		beginning of	period
		the year to	compared
		the end of	With the
	Reporting	the reporting	same period last
	period	period	year(%)

Net profit attributable to shareholders of parent company (RMB’000)	1,012,766.00	1,012,766.00	31.54
Basic earnings per share(RMB per share)	0.0898	0.0898	25.42
Basic earnings per share after deducting non-recurring profit and loss (RMB per share)	0.0881	0.0881	25.50
Diluted earnings per share(RMB per share)	0.0898	0.0898	25.42
Weighted average return on equity			decrease 26.26
(%)	6.29	6.29	percentage points
Weighted average return on equity after deducting non-recurring profit and loss (%)	6.17	6.17	decrease 25.72 percentage points

Note 1:
The earnings per share and the cash flow generated from operating activities per share of the Company in the first quarter of 2011 are calculated based on the number of the issued ordinary shares of the parent company, namely approximately 11,276,539 thousand shares. The financial data for the same period in 2010 are calculated based on the weighted average number of the then issued ordinary shares of the parent company, namely approximately 10,749,256 thousand shares.

Note 2:
The weighted average return on equity and weighted average return on equity after deducting non-recurring profit and loss of the Company in the first quarter of 2011 are calculated based on the weighted average net assets of approximately RMB16,102,861,000. The financial data for the corresponding period of 2010 are calculated based on the weighted average net assets of approximately RMB2,365,312,000.

After deducting non-recurring profit and loss and relevant amounts:

Unit: ’000
Currency:	RMB
Item	Amount

Gains or losses from disposal of non-current assets	-1,632
Non-operating incomes and expenses other than the above	22,072
Effect on income tax	-64
Effect on minority interests (net of tax)	-589

Total	19,787

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

The total number of the Company’s shareholders as at the end of the reporting period	296,353

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

	Number of
	circulating shares
	not subject to
	selling moratorium
	held at the end of
Name of shareholders (in full)	the period	Class

HKSCC NOMINEES LIMITED (including CES Global Holdings	2,037,113,399	Overseas listed
(Hong Kong) Limited)		foreign shares
Shanghai Alliance Investment Limited	427,085,429	RMB ordinary shares
( 上海聯和投資有限公司 )
China National Aviation Fuel Holding Co.	421,052,632	RMB ordinary shares
( 中國航空油料集團公司 )
Jin Jiang International Holdings Company Limited	111,446,058	RMB ordinary shares
( 錦江國 際（集 團）有限公司 )
Aerospace Capital Holding Co. Ltd.	99,088,580	RMB ordinary shares
( 航天投資控股有限公司 )
Sinotrans Air Transportation Development Co. Ltd.	83,157,894	RMB ordinary shares
( 中外運空運發展股 有限公司 )
Bank of China Group Investment Limited	21,997,755	RMB ordinary shares
( 中銀集團投資有限公司 )
上海輕工業對外經濟技術合作有限公司	18,574,343	RMB ordinary shares
上海紡 織（集團）有限公司	18,574,270	RMB ordinary shares
Bank of China－嘉實滬深 300 指數證券投資基金	12,595,961	RMB ordinary shares

3	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓ Applicable   ☐ Not applicable

Items	Change	Reasons for change
	(%)

Finance Expenses	-91.36	Year-on-year increase in the net foreign exchange gain resulting from the appreciation of the Renminbi against the US Dollar

Gain arising from change in fair value	-77.47	Year-on-year decrease in the exposure volume of crude oil hedging contracts, resulting in the reduced fair value of crude oil hedging contracts during the reporting period

Investment income	1,901	Year-on-year increase in the operating profit of associated companies accounted for using equity method of accounting during the reporting period

Non-operating income	176.95	Receipt of subsidies from relevant authorities of the PRC during the reporting period

Net profit attributable to shareholders of parent company	31.54
Substantial growth was recorded in our net profit as the Company grasped the opportunities brought by the continual recovery of the global air transportation market increased its operation efficiency and continued to strengthen its revenue management

Construction in progress	32.32	Increase in advanced payments on acquisition of aircraft

Derivative financial liabilities	-43.25	Primarily due to the increase in oil prices and year-on-year decrease of aviation oil hedging exposure

Notes payable	-79.4	Reduction in issuing notes due to the high cost for issuing notes

Special payable	44.17	Project monies for demolition received by subsidiaries from the government, which was not yet utilized

Cash received from investment gains	2,328	Cash dividend received from associated companies during the reporting period

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☐     Applicable     ✓  Not applicable

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

✓ Applicable   ☐ Not applicable

For the related undertakings, please refer to the status of implementation of the matters undertaken by the Company in full text of the Company’s Annual Report 2010 which was released on 30 March 2011 on the respective websites of the Shanghai Stock Exchange and of the Company. There are no additional undertakings during the reporting period.

3.4
Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐     Applicable     ✓  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

There is no cash dividend during the reporting period.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong
Chairman

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
28 April 2011

4	APPENDICES

4.1	China Eastern Airlines Corporation Limited
Consolidated and the Company’s Balance Sheet as at 31 March 2011
(Unless otherwise stated, amounts expressed in RMB’000; Unaudited)

	31 March	31 December	31 March	31 December
	2011	2010	2011	2010
	Consolidated	Consolidated	Company	Company
Assets

Current assets
Monetary capital	5,618,917	5,027,358	2,936,684	2,407,347
Derivative financial assets	71,051	71,051	71,051	71,051
Trade receivables	1,705,640	2,127,446	2,525,802	2,545,900
Prepayments	682,215	714,274	319,117	340,451
Dividends receivable	6,633	6,633	6,633	6,633
Other receivables	2,606,975	2,486,967	2,915,116	3,690,259
Inventory	1,342,611	1,286,898	1,115,854	1,033,280
Other current assets	–	–	–	–

Total current assets	12,034,042	11,720,627	9,890,257	10,094,921

Non-current assets
Financial assets available for sale	5,469	5,469	3,672	3,672
Long-term equity investment	1,477,277	1,450,375	5,971,409	6,010,170
Fixed assets	67,514,932	68,109,022	50,881,558	51,291,911
Construction in progress	9,787,743	7,397,241	9,409,150	7,049,151
Intangible assets	1,810,852	1,822,043	750,700	751,373
Goodwill	8,509,030	8,509,030	8,509,030	8,509,030
Long-term deferred expenses	1,129,476	1,141,249	673,550	681,096
Deferred income tax assets	44,389	44,195	–	–
Other non-current assets	621,054	610,866	246,862	233,703

Total non-current assets	90,900,222	89,089,490	76,445,931	74,530,106

Total assets	102,934,264	100,810,117	86,336,188	84,625,027

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.1	China Eastern Airlines Corporation Limited
Consolidated and the Company’s Balance Sheet as at 31 March 2011 (Cont’d)
(Unless otherwise stated, amounts expressed in RMB’000; Unaudited)

	31 March	31 December	31 March	31 December
	2011	2010	2011	2010
	Consolidated	Consolidated	Company	Company
Liabilities and shareholder’s equity

Current liabilities
Short-term borrowings	12,723,506	11,193,078	11,306,174	9,243,291
Derivative financial liabilities	179,570	316,407	179,570	316,407
Notes payable	303,978	1,475,458	184,839	991,637
Trade payables	12,411,580	9,469,215	8,851,486	7,576,277
Account collected in advance	2,325,279	2,988,527	1,760,749	2,298,086
Staff remuneration payable	2,941,643	3,205,957	2,550,292	2,700,544
Tax payable	1,523,208	1,519,385	890,474	910,974
Interests payable	143,869	157,984	113,973	130,105
Dividends payable	–	–	–	–
Other payables	2,129,174	2,224,869	2,221,500	2,369,121
Non-current liabilities due within 1 year	7,995,757	6,616,903	7,009,434	5,055,726

Total current liabilities	42,677,564	39,167,783	35,068,491	31,592,168

Non-current liabilities
Long-term borrowings	21,036,310	23,354,997	15,773,530	18,241,540
Long-term amount payable	20,074,051	20,291,474	15,988,506	16,114,346
Special payable	163,083	113,120	92,174	91,484
Deferred income tax liabilities	51,814	51,814	–	–
Other non-current liabilities	1,266,664	1,254,752	1,131,071	1,119,159

Total non-current liabilities	42,591,922	45,066,157	32,985,281	35,566,529

Total liabilities	85,269,486	84,233,940	68,053,772	67,158,697

Shareholder’s equity
Sharecapital	11,276,539	11,276,539	11,276,539	11,276,539
Capital reserve	15,691,757	15,653,020	15,623,606	15,584,871
Surplus reserve	–	–	–	–
Profits not distribute	-10,339,684	-11,352,450	-8,617,729	-9,395,080

Total parent company shareholder’s equity	16,628,612	15,577,109	18,282,416	17,466,330
Minority interests	1,036,166	999,068	–	–

Total shareholder’s equity	17,664,778	16,576,177	18,282,416	17,466,330

Total liabilities and shareholder’s equity	102,934,264	100,810,117	86,336,188	84,625,027

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.2	China Eastern Airlines Corporation Limited
Consolidated and the Company’s Income Statement for January to March 2011
(Unless otherwise stated, amounts expressed in RMB’000; Unaudited)

		Jan to	Jan to	Jan to	Jan to
		Mar 2011	Mar 2010	Mar 2011	Mar 2010
Items		Consolidated	Consolidated	Company	Company
1.	Revenue	18,157,811	15,568,925	11,600,715	9,308,433
	Less: Operating cost	15,265,258	12,962,167	9,757,899	7,768,207
	Taxes and levies	366,351	376,707	215,031	213,822
	Marketing expenses	1,183,796	1,073,718	785,039	649,081
	General and administrative expenses	541,329	470,922	317,326	257,063
	Finance expenses – net	33,581	388,635	22,587	236,766
	Impairment loss	–	8,516	–	8,259
	Add: Gain arising from change in fair value	104,430	463,498	104,430	451,768
	Investment gain/(loss)	28,880	1,443	26,902	2,857

2.	Operating profit/(Operating loss)	900,806	753,201	634,165	629,860
	Add: Non-operating income	174,270	62,925	147,884	45,612
	Less: Non-operating expenses	5,677	4,226	4,698	3,658

3.	Total profit/(loss)	1,069,399	811,900	777,351	671,814
	Less: Income tax	19,535	24,613

4.	Net profit/(loss)	1,049,864	787,287	777,351	671,814
	– Attributable to shareholders of the parent company	1,012,766	769,909
	– Minority interests	37,098	17,378

5.	Earnings per share
	Basic earnings/(loss) per share	0.0898	0.0716
	Diluted earnings/(loss) per share	0.0898	0.0716

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.3	China Eastern Airlines Corporation Limited
Consolidated and the Company’s Cash Flow Statement for January to March 2011
(Unless otherwise stated, amounts expressed in RMB’000; Unaudited)

		Jan to	Jan to	Jan to	Jan to
		Mar 2011	Mar 2010	Mar 2011	Mar 2010
	Items	Consolidated	Consolidated	Company	Company
1.	Cash flow generated from operating activities
	Cash received from sales of goods and provision of labour services	18,103,930	15,601,356	11,103,767	8,609,813
	Other cash received related to operating activities	809,768	245,774	764,652	83,723

	Subtotal: Cash inflow from operating activities	18,913,698	15,847,130	11,868,419	8,693,536

	Cash paid for purchases of goods and receiving of labour services	10,104,660	8,695,224	5,824,685	3,822,016
	Cash paid to and for staff	3,127,168	2,160,636	1,910,180	1,456,646
	Taxes paid	1,033,776	923,079	600,546	564,898
	Other cash paid related to operating activities	1,121,439	782,323	1,212,260	1,225,111

	Subtotal: Cash outflow from operating activities	15,387,043	12,561,262	9,547,671	7,068,671

	Net cash flow generated from operating activities	3,526,655	3,285,868	2,320,748	1,624,865

2.	Cash flow generated from investing activities
	Cash received from disposal of investment	–	–	50,000	–
	Cash received from investment gains	14,350	591	14,603	976
	Cash recovered from disposal of fixed assets, intangible assets and other long-term assets, net	46	13,961	36	8,087
	Other cash received related to investing activities	29,203	18,321	5,324	10,688

	Subtotal: Cash inflow from investing activities	43,599	32,873	69,963	19,751

	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	3,153,282	3,179,332	2,844,716	2,076,573
	Cash paid for investments	–	–	–	–
	Other cash paid related to investing activities	47,549	7,492	47,549	517

	Subtotal: Cash outflow from investing activities	3,200,831	3,186,824	2,892,265	2,077,090

	Net cash flow generated from investing activities	-3,157,232	-3,153,951	-2,822,302	-2,057,339

4.3	China Eastern Airlines Corporation Limited
Consolidated and the Company’s Cash Flow Statement for January to March 2011
(Cont’d)
(Unless otherwise stated, amounts expressed in RMB’000; Unaudited)

		Jan to	Jan to	Jan to	Jan to
		Mar 2011	Mar 2010	Mar 2011	Mar 2010
	Items	Consolidated	Consolidated	Company	Company
3.	Cash flow generated from fund raising activities
	Cash received from investment	–	–	–	–
	Cash received from borrowings	6,324,605	10,587,663	5,763,883	6,791,180
	Other cash received related to fund raising activities	756,599	–	756,599	–

	Subtotal: Cash inflow from fund raising activities	7,081,204	10,587,663	6,520,482	6,791,180

	Cash paid for debt repayment	5,030,163	6,715,036	3,746,356	2,925,662
	Cash paid for distribution of dividends and profits or interest payment	392,588	413,584	338,261	265,343
	Other cash paid related to fund raising activities	906,447	1,921,063	889,333	1,904,887

	Subtotal: Cash outflow from fund raising activities	6,329,198	9,049,683	4,973,950	5,095,892

	Net cash flow generated from fund raising activities	752,006	1,537,980	1,546,532	1,695,288

4.	Effects of exchange rate changes on cash and cash equivalents	-3,328	1,835	-2,768	1,790

5.	Net (decrease)/increase in cash and cash equivalents	1,118,101	1,671,732	1,042,210	1,264,604
	Add: Balance of cash and cash equivalents at the beginning of the period	3,078,228	2,902,813	851,283	1,118,230

6.	Balance of cash and cash equivalents at the end of the period	4,196,329	4,574,545	1,893,493	2,382,834

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang